

16013945

SEC Mail Processing Section

FEB 29 2016

Washington DC
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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8- 66088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SCHOTTENFELD GROUP, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore A. Risi (212) 300-2247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	New Jersey	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore A. Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schottenfeld Group, LLC, as of December 31,2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Chief Financial Officer

Title

ANGELA WADKINS
Notary Public, State of New York
No. 01WA6174421
Qualified in New York County
Commission Expires September 17, 2019



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Schottenfeld Group, LLC

We have audited the accompanying statement of financial condition of Schottenfeld Group, LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Schottenfeld Group, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2016

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

Schottenfeld Group, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$ 3,480
Due From Clearing Broker	919,696
Investments, at fair value	40
Receivable From Affiliate	800,000
Prepaid Expenses	5,336
Total assets	$ 1,728,552

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 194,558
Payable To Affiliate	454,516
Total liabilities	649,074
Member's Capital	1,079,478
Total liabilities and member's capital	$ 1,728,552

See Notes to Financial Statements.

Note 1. Description of Organization

Organization and Business: Schottenfeld Group, LLC (the "Company") was organized as a Delaware Limited Liability Company and commenced operations as a registered broker-dealer in June 2004. The Company provides commission-based agency services to its institutional clients, including certain related parties as described in Note 7. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC"), on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule.

The Company's operating agreement provides for the allocations of profits and losses to the members in proportion to respective capital interests.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement (the "Agreement"), but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

Note 2. Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statements and accompanying notes, as well as the reported amount of revenue and expenses. Actual results could differ from those estimates.

Cash: Cash represents bank demand deposits. The Company maintains cash balances at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash.

Revenue Recognition: Commission income and expense and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income is recorded as earned.

Income Taxes: No provision has been made for federal and state income taxes in the accompanying financial statements as the members are each individually responsible for reporting income or loss, to the extent required by federal and New York State income tax laws and regulations, based on each member's respective share of the Company's income and expenses as reported for income tax purposes.

Note 2. Significant Accounting Policies (Continued)

FASB Accounting Standards Codification ("ASC") Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no uncertain tax positions.

The Company is generally not subject to examination by U.S. federal taxing authorities for tax years before 2012 and the state taxing authorities for tax years before 2012.

Fair Value Measurements: FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 820 requires enhanced disclosure about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company's financial statements.

Note 2. Significant Accounting Policies (Continued)

Level 3 Valuation Techniques: In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; management's determination of fair value is then based on the best information available in the circumstances, and may incorporate management's own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies.

Level 3 Valuation Process: Investments classified within Level 3 of the fair value hierarchy are valued on a monthly basis, taking into consideration any changes in the Company's exit assumptions, as well as any changes in economic and other relevant conditions, and valuation models are updated accordingly. The valuations of the Company's investments are reviewed monthly by the principals of the firm.

Note 3. Investments

The following table presents the Company's fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2015:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments				
Equities	$ 40	$ 40		
Total	$ 40	$ 40	$ -	$ -

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value for the year ended December 31, 2015 are as follows:

Balance, December 31, 2014	$ 500,000
Disposition during 2015	500,000
Balance, December 31, 2015	$ 0

There was no unrealized gain (loss) for securities still held at December 31, 2015. During the year ended December 31, 2105, there were no transfers in and out of investments categorized as Level 1, 2 or 3 in the fair value category.

Note 4. Due From Clearing Broker

Due from clearing broker includes cash balances with GSEC and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2015.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $ 273,536, which was $173,536 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 2.37 to 1.

Note 6. Financial Instruments and Risk

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Note 7. Related Party Transactions

Roadrunner Capital Partners, LLC ("Roadrunner") is the lessee and obligor on the premises lease for the office facilities partially occupied by the Company. Pursuant to an expense-sharing agreement with Roadrunner, the Company is responsible for certain direct costs related to the occupancy of office facilities. For the year ended December 31, 2015, the Company paid for occupancy of office facilities in the amount of $231,000.

The Company also maintains an expense-sharing agreement with another affiliated entity, Koyote Trading, LLC ("Koyote"). The Company provides Koyote with administrative and managerial resources and is reimbursed periodically pursuant to the terms of the agreement. At December 31, 2015, the Company had a $454,516 payable to Koyote that is included in payable to affiliate on the statement of financial condition. At December 31, 2015, the Company also had an $800,000 non-interest bearing receivable due from Schottenfeld Group Holdings, LP, which is included in Receivable from Affiliate on the statement of financial condition. During the year, the Company transferred its private investment to Schottenfeld Group Holdings, LP for proceeds of $500,000.